Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	June 30,
	2008	2007
Income from continuing operations before income tax	$213,826	$126,169

Add:
Fixed charges	56,357	40,598
Amortization of capitalized interest	1,598	1,343

Less:
Interest capitalized	2,452	1,484
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$269,329	$166,626

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$40,238	$29,653
Interest capitalized	2,452	1,484
Portion of rent expense representative of interest (30%)	13,667	9,461

Fixed charges	$56,357	$40,598

Ratio of earnings to fixed charges	4.78	4.10

Deficiency of earnings to cover fixed charges	$—	$—